Via Facsimile and U.S. Mail
Mail Stop 6010

May 26, 2006

Mr. Gregory E. Murphy
President and Chief Executive Officer
Selective Insurance Group Inc.
40 Wantage Avenue
Branchville, NJ   07890

Re: Selective Insurance Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 1, 2006
File No. 000-08641

Dear Mr. Murphy:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 30

Reserves for Losses and Loss Expenses, page 31

1.   We believe that your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) the reasons for changes in the historical

estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.   Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the loss reserving methodology herein, how you determine the provision for uncertainty.

b.   Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
1)   For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.
2)   Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1 above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

c.   In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. Also include how these factors change to affect the numbers calculated for the high and low ends of the range disclosed here and why you selected the reserve amount within that range that you did.

Financial Condition, Liquidity and Capital Resources, page 48

Contractual Obligations and Contingent Liabilities and Commitments, page 50

2.   Please provide to us in a disclosure type format a revised table that includes the claim payment information provided on page 51 within that table on a gross basis. In addition, also revise the table to include the interest payments associated with the debt instruments included in that table.

Item 8. Financial Statements and Supplementary Data, page 55

Note 2. Summary of Significant Accounting Policies, page 60

(d) Investments, page 60

3.   It is unclear how the accounting policy described here is applied to the "Mortgage-backed securities" disclosed in Note 3 on page 64. Please provide to us in disclosure type format a discussion of the accounting policy applied to these "Mortgage-backed securities."

Note 10. Segment Information, page 73

4.   We note that management's discussion and analysis provides a much more detailed view of the "Insurance Operations" than what you disclose here as you operating segment. Please explain to us how management determined that these resulted in one operating segment given the inclusion of much more segmented information in your management's discussion and analysis. Provide to us a sample of the reports that are reviewed by your chief operating decision maker.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant